02034203

Tractebel Energia

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48) 221 7000 Fax: (48) 221 7001

Florianópolis, May 13th, 2002.

CE DF-0033/2002

SUPPL

United States Securities and Exchange Commission
Washington, D.C. 20549
USA - -

SEC MAIL PROCESSING RECEIVED MAY 16 2002 WASH. D.C. 152 SECTION

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Re.: ADRs - File 82-4760

Dear Sirs,

Please find enclosed the translation of the minutes of the 12th Extraordinary General Meeting and 5th Ordinary Meeting of Tractebel Energia S.A. that took place on April 29th, 2002, as well as the announcement to the Shareholders that was published on May 10th, 2002.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

SUEZ

cc.:

5/21

Tractebel Energia

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

STOCK COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO THE SHAREHOLDERS

We are announcing to the Shareholders, that the Company will pay via Banco Itaú S/A, on May 13th, 2002, the balance of dividends approved at the Ordinary Shareholders Meeting that took place on April 29th, 2002, amounting to R$ 16,632,133.26, corresponding to R$ 0.0325492745 per lot of one thousand A class preferred shares, R$ 0.0254795886 per lot of one thousand B class preferred class and R$ 0.0254795886 per lot of one thousand ordinary shares.

Florianópolis, May 10th, 2002
Financial and Investors Relationship Director

SUEZ

Tractebel Energia

CNPJ 02.474.103/0001-19

MINUTES FROM THE 12th (TWELVETH) EXTRAORDINARY SHAREHOLDERS MEETING AND FROM THE 5th (FIFTH) ORDINARY SHAREHOLDERS MEETING OF TRACTEBEL ENERGIA S.A.

On April 29th, 2002, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi no. 366, Centro, Florianópolis, capital of Santa Catarina state, the shareholders of Tractebel Energia S.A came together, representing more than 2/3 (two third parts) of the preferred stock capital, according to registers and signatures constant of "Shareholders Presence Book", in order to deliberate about the subjects of the Agenda. At the meeting opening, according to the article 12 of Bylaws, Mr. Maurício Stolle Bähr, Board of Directors Chairman, whose is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt, as Secretary, which was accepted. Beginning the meeting, the Chairman thanked the presence of shareholders, Mr. Marcelo C. Malta, CRC/RJ-072259-05, Deloitte Touche Tohmatsu Independent Auditors representative and Mr. Hugh Mc Manus, Fiscal Council Chairman. In the continuation, informed that the Minute will be drawn up as a facts summary, according to the Article no. 130, § 1st, from Law no. 6,404/76 terms, and that the current Meetings were convoked by edital published in the following Newspapers "Valor Econômico" and "Diário Oficial do Estado de Santa Catarina", editions from April, 12th, 15th and 16th, 2002 and "Diário Catarinense", editions from April, 12th, 13th and 14th, 2002 and asked me to read them and so I did, as follows: "***EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETINGS – CONVOCATION*** *- According to the legal disposals and Bylaws, the Shareholders of TRACTEBEL ENERGIA S.A. are convoked for the Extraordinary and Ordinary Shareholders Meetings that will take place, cumulatively, on April 29th, 2002, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina state, with the following Agenda:* ***1. EXTRAORDINARY SHAREHOLDERS MEETING****: **1.1** Change of the 30, 31 and 33 articles of Company's Bylaws, in order to change the duties of Investors Relationship and Financial Director - DF, Planning and Control Director - DC and Energy Trading and Business Director – DN, resulting from the Company's Organizational Structure changes; **1.2** Settling a three years-term service agreement, of an annual amount up to EUR 1,500,000.00 (one million and five hundred thousand Euro) with Tractebel S.A.* ***2. ORDINARY SHAREHOLDERS MEETING: 2.1*** *Take the accounts from the managers, reviewing, discussing and voting the Financial Statements of 2001-year;* ***2.2*** *Deliberating about Yearly Net Profit destination and dividends distribution;* ***2.3*** *Deliberating about capital budget for profits retention;* ***2.4*** *Deliberating about employees participation on profits or results related to the 2001-year;* ***2.5*** *Deliberating about Managers total remuneration of 2002-year. The Shareholders shall prove their shareholders condition up to 72 (seventy two) hours before the Meetings, through deposit of documents that prove the ownership of Tractebel Energia S.A. shares, to be delivered at Company's Headquarters, during the business hours, on terms of applicable legislation and the 13th article of Bylaws. Florianópolis, April 11th, 2002, Mauricio Stolle Bähr, Board of Director Chairman".* Next, the Chairman put into discussion the items of Agenda, informing that the Announcement to the Shareholders, mentioned at 133 article of 6,404/76 Law, was published at the following Newspapers: "Diário Catarinense", "Valor Econômico" and "Diário Oficial do Estado de Santa Catarina", in three issues, that were initiated on April 12th, 2002. The Management Report and the Financial Statements, with Independent Auditors opinion, were published in the following Newspapers: "Diário Catarinense" and "Diário Oficial do Estado de Santa Catarina", on March 25th, 2002, performing the Meeting formalities. Continuing, the Chairman put on discussion **the first item of EXTRAORDINARY SHAREHOLDERS MEETING'S**: **Item 1.1.** Change of the 30, 31 and 33 articles of Company's Bylaws, in order to change

the duties of Investors Relationship and Financial Director - DF, Planning and Control Director - DC and Energy Trading and Business Director – DN, resulting from the Company's Organizational Structure changing. – Putting into discussion, the subject was approved by the majority and the BNDESPAR shareholder abstained himself to vote. As consequence, the Company's Bylaws consolidation was performed, which new redaction is as following: *"**CHAPTER I – From Denomination, Organization, Headquarters, Validity and Object – 1st Article** - TRACTEBEL ENERGIA S.A. is a stock company that rules itself by the present Bylaws, by the Stock Companies Law and by other applicable Laws and Rules". **2nd Article** – The Company has its Headquarters and forum in Florianópolis, Santa Catarina state, at Rua Antônio Dib Mussi, 366, Centro, an can start subsidiaries, branches, agencies and offices, inside the Country and abroad. **3rd Article** - The Company has indeterminate validity. **4th Article** – The Company has as its proposal: I – perform studies, projects, construction and operation of electric energy power plants, as well as settling trade acts resulting from its activities; II – take part in energetic sector interest researches, linked to electric energy generation and distribution, as well as in multiple purpose reservoir use studies; III – contribute for technical personnel formation, necessary to the electric energy sector, as well to the qualified workers preparing, through special courses; IV – participate on entities destined to interconnected electric systems operational co-ordination; V – take part in associations or organizations with technical, scientific and entrepreneur character in regional, national or international ambit, for the electric energy sector concern; VI – contribute for environment preservation during its activities; VII – collaborate with the programs related to the promotion and incentive for national industry of material and equipment destined to the electric sector, as well for its technical normalization, standardizing and quality control; and VIII - participate, as partner, quotaholder or shareholder, from other societies into the electric sector. **CHAPTER II – From the Capital and Shares – 5th Article** - The Company's subscribed Capital Stock is R$ 2,445,766,091.90 (two billion, four hundred forty five million, seven hundred sixty six thousand, ninety one Reais and ninety cents) divided in 464,052,075,236 (four hundred sixty four billion, fifty two million, seventy five thousand and two hundred thirty six) nominal common shares, 75,069,876 (seventy five million, sixty nine thousand and eight hundred seventy six) A class nominal preferred shares and 188,615,048,399 (one hundred eighty eight billion, six hundred fifteen million, forty eight thousand and three hundred ninety nine) B class nominal preferred shares, all without face value. § 1st. – The Company is able to issue preferred shares until the limit of 2/3 (two third parts) of Capital Stock, without observing proportion with the others, which will compete in the same conditions with the common shares. § 2nd – The nominal common shares, with right to vote, and nominal preferred shares, without right to vote, may be kept in deposit accounts in name of the respective owners, under the writ regimen, without certificates issue, in financial institution designated by the Board of Directors. § 3rd Whenever the share ownership transference takes place, the depositary financial institution can charge, from the alienator shareholder, the cost concerning to the service of such transference, observing the maximum amount fixed by the Stock Exchange Commission. § 4th – The nominal preferred shares can not be converted in common shares and will have priority on the capital reimbursement and dividends distribution. § 5th – The A class nominal preferred shares will have priority on dividends distribution not inferior than 2% (two per cent) from the investment remuneration legal fee of electric energy companies, and these dividends will be calculated on own capital for these kind and class of shares, to be divided proportionally among them. § 6th – The B class nominal preferred shares will have priority on dividends distribution of 6% (six per cent) per year, on own capital for these kind and class of shares, and these dividends will be divided proportionally among them. § 7th – The nominal preferred shares will participate, in the same conditions with the nominal common shares on dividends distribution, after being assured the lesser of minimum foreseen dividend at previous §§ for the common shares. **6th Article** – The Company is able to issue simple debentures or share convertible debentures. **Unique Paragraph** – The share convertible debentures paying in will obey the rules established by the Shareholders Meeting, which may delegate for the Board of Directors the titles condition settlement or*

Tractebel Energia

up-dating. ***7th Article*** *– The Company's capital increase will be performed through public or private shares subscription, by debentures conversion or reserves incorporation, capitalizing the resources through the modalities accepted by law, and the shares paying in will obey the rules and conditions established by its Board of Directors.* ***Unique Paragraph*** *– The shareholder who will not do the payment according to the rules and conditions referred on this Article, will be considered in delay and monetary up-dating, 12% (twelve per cent) p.a. interest and 10% (ten per cent) fine will be applied on the expired installment amount.* ***8th Article*** *– The Company is authorized, by Board of Directors deliberation, independently of Bylaws reform, increase its Stock Capital until the limit of R$ 4,500,000,000.00 (four billion and five hundred million Reais). § 1st – Besides the other condition referring to the new shares issue conditions, the Board of Directors shall determine the issue price and the pay in term of subscribed shares. § 2nd – The capital increases may be done without the need of keeping proportion between preferred and common shares, observing the disposal on the § 1st from the 5th Article. § 3rd – The Board of Directors may approve new shares issue without preference right for the ancient shareholders, if the placement is performed through sale in stock market, public subscription or barter by shares in control acquisition public offer.* ***9th Article*** *– The Company may issue unique or multiple share titles. The aggregation or split-off will be done after shareholder solicitation and the titles substitution expenses will be in its charge.* ***Unique Paragraph*** *– The services of shares conversion, transference and split-off can be transitorily suspended, observing the rules and limitations established by the current legislation.* ***CHAPTER III – From the Shareholders Meeting - Article 10*** *– The Ordinary Shareholders Meeting will take place into the 4 (four) first months after the fiscal year end, in day and hour previously established, for: I – take the accounts from the managers, exam, discuss and vote the financial statement; II – deliberate about the Net Profit destination and the dividends distribution; and III – elect the Fiscal Council members and, whenever is necessary, the Board of Directors members.* ***Article 11*** *– The Shareholders Meeting will come together, extraordinarily whenever is necessary, observing in its convoking, installation and deliberations, the legal and Bylaws prescriptions.* ***Article 12*** *– The board which will conduct the Shareholders Meeting works will be constituted by the Board of Directors Chairman or, in his absence or impediment, for whom the assembly chose, and by a Secretary, chosen among the presents.* ***Article 13*** *– The Convocation may regulate the shareholder presence at Shareholders Meeting to the law foreseen requests fulfillment, and it shall present a document that proves its shareholder position. The documents deposit may be claimed with 72 (seventy two) hours before the Shareholders Meeting date.* ***CHAPTER IV – From Management - Article 14*** *– The Company will be managed by a Board of Directors and by a Directory.* ***Article 15*** *– The Shareholders Meeting will establish the managers remuneration. If the remuneration is established as an amount, the Board of Directors shall deliberate on its ratio among its members and Directors.* ***CHAPTER V – From the Board of Directors - Article 16*** *– The Board of Directors will be composed up to 7 (seven) members, being one of them the Chairman and other the Vice-Chairman, chosen by the shareholders, in charge for 3 (three) years long, with re-election allowed. § 1st – One of the Board of Directors member will be indicated by the Company's employees and elected on shareholders agreement terms, among them the controller shareholder. § 2nd – Occurring the vacancy at the Board of Directors, the shareholders shall be convoked, by the law, for electing a substitute in a Shareholders Meeting.* ***Article 17*** *– The Board of Directors will come together, ordinarily, each bimester and, extraordinarily, whenever the Company's interest claims, through convocation under this Bylaws way.* ***Article 18*** *– The Board of Directors meetings will be convoked by its Chairman or by members which represents at least 1/3 (one third part) of its members, being dispensed the convocation at the hypothesis of the complete members presence. The Board of Directors will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote.* ***Article 19*** *– The Board of Directors will have the following attributions: I – settle the Company's business general orientation; II – elect and destitute the Directors and settle their attributions, observing the disposal on this Bylaws; III – fiscalize the Directors' management; IV –*

SUEZ

Tractebel Energia

establish limits and duties for the Company representing by procurators; V – convoke the Shareholders Meeting; VI – voice their opinion about the Annual Report and the Directory accounts; VII – approve the Company's annual budget amount; VIII – approve the agreements and obligations assumption up to R$ 10,000,000.00 (ten million Reais); IX – propose to the Shareholders Meeting the debentures issue; X – deliberate on debentures negotiation condition, by Shareholders Meeting delegation, up to the authorized limit; XI – approve the concession of warranty or aval for others; XII – approve the alienation or burdening the Company's permanent assets goods up to R$ 10,000,000.00 (ten million Reais); XIII – deliberate on the Company's shares acquisition and alienation establishing their prices and conditions; XIV – deliberate on the new shares issue, the issue price and the other condition of such issue, observing this Bylaws terms; XV – deliberate, on the semestral financial statements elaboration or in smaller periods and the intermediary dividends distribution or its accountancy on accumulated profits account or on profits reserve accounts, as well the credit or payment of interest on own capital, in the cases foreseen in this Bylaws. XVI – deliberate on commercial promissory notes issue (commercial papers), as well subscription bonds issue; XVII – chose and destitute the independent auditor; XVIII – approve the Company's Internal Regiment; and XIX – deliberate on omission cases in the Bylaws. ***Article 20*** *– In the Chairman absences or impediments, he will be replaced by the Vice-Chairman.* ***CHAPTER VI – From Directory - Article 21*** *– The Company's Directory will be composed up to 7 (seven) members, being one of them the Chairman, elected by the Board of Directors, with 3 (three) years long mandate, with re-election allowed.* ***Article 22*** *– The Directory will come together ordinarily at least once in a month and extraordinarily, always the Company's interest claims, through this Bylaws terms convocation.* ***Article 23*** *– The Directory's meetings will be convoked by its Chairman or by 2 (two) Directors, being dispensed the convocation on hypothesis of all members presence. The Directory will deliberate under majority of votes, being its Chairman duty, in case of equality, the quality vote.* ***Article 24*** *- Compete to the Directory the Company's general direction and representation, observing this Bylaws and the guidelines and attributions settled by the Board of Directors.* ***Unique Paragraph*** *– Under its function execution are Directory's duties: I – elaborate the financial information and the management report, whenever is necessary; II – elaborate the Company's Internal Regiment and submit it to the Board of Directors approval; III – elaborate the Company's annual budget; and IV – approve any revision of the annual approved budget, observed the global amount approved by the Board of Directors. Article 25 - In case of temporary impediment, license or vacation of any Director, the Directory will indicate one Director to accumulate its functions. Article 26 – In case of vacancy, the Directory will designate one Director to accumulate the functions of the vacant post, up to the Board of Director first meeting, when the vacant post will be filled, for the remaining period of the substituted Director. Article 27 – The Company will be obliged for the conjunct signatures of two Directors, observed, although, the determination of following §§. § 1st – The Directors will be able to name attorney to represent the Company, always acting jointly with one Director or other attorney with plenty of power or, further, acting singly. § 2nd - The Company's procuration shall be approved by 2 (two) Directors and shall specify the power granted and the mandate term, excepted the procuration to represent the Company at administrative and judicial processes which may have undetermined term. CHAPTER VII – From Directors Attribution - Article 28 – It is entitled to the Chairman: I – superintend the Company's business and formulate its policies and strategies; II – keep internal audit system; and III – preside the Directory meetings. Article 29 - It is entitled to the Administrative Director: I – formulate general administrative procedures and policies for documentation, supply, general services, administrative support, transport and information technology management; II – promote actions concerning the entrepreneurial communication and public relations; and III – formulate the Company's Human Resources policies. Article 30 - It is entitled to the Financial and Investor Relationship Director: I – promote the Company's financial and accounting management; II – co-ordinate the relations with financial and stock markets, rendering information to the Stock Exchange Commission – CVM, Stock Exchange, shareholders and investors, as required by the apposable*

Suez

Tractebel Energia

legislation; and III – implant the policies and coordinate the Company's insurance contraction. Article 31 – It is entitled to the Planning and Control Director: I – elaborate the Strategic Plan and prepare and follow the Company's budget; II – effectuate the planning and the production plan, the accounting and trade of energy at MAE and operate the purchase and sale of energy; III – evaluate and monitor the Company's entrepreneurial risk assessment; IV – manage the regulatory subjects related to the production and trade of energy, analyze prices and risks and propose strategies for energy sale; and V – coordinate the activities of the Risk Management Committee. Article 32 – It is entitled to the Energy Production Director: I – promote the operation and maintenance of Company's production assets. Article 33 - It is entitled to the Energy Trading and Business Director: I – perform the energy trading for the short, medium and long run; II - develop new markets and clients and define products to be traded; III – develop new investments in co-generation and give support at new business development; IV – develop and implant the concept of TIS - Tractebel Industrial Solutions; V – Represent the Company for the development and implantation of integrated industrial solution according to the concept of SIS - Suez Industrial Solutions; VI – Coordinate the Energy Trade Planning Committee activities which, ordinarily, shall meet fortnightly. Article 34 – It is entitled to the Project Implantation Director: I – conduct the physical implementation of new undertakes, including construction, urbanism and infra-structure; and II – conduct the licensing and commissioning of the new undertakes. CHAPTER VIII – From Strategic Committee - Article 35 – The Company may have a strategic committee, which will be an administration consulting instrument, with functions to opine and advise the Board of Directors and Directory on matters in which it is submitted. The Strategic Committee will be formed up to 7 (seven) members, shareholders or not, living in the Country or not, being able to be managers, elected by the Board of Directors, which will set the remuneration of its members, and its functioning will be ruled by the Company's Internal Regiment. CHAPTER IX – From Fiscal Council - Article 36 – The Fiscal Council will not have permanent functioning, installing just when requested by shareholders, in the form of the law, being constituted up to 5 (five) effective members and same proxy number, with 1 (one) year mandate. The Shareholders Meeting which comes to elect the Fiscal Council, will also set the respective remuneration, observed the legal minimum amount. CHAPTER X – From Fiscal Year and Financial Statements - Article 37 – The fiscal year will end on December 31st of each year and will obey, concerning the financial statements, the legal applicable dispositions. § 1st - The dividends distribution not inferior to 25% (twenty five percent) from the net profit will be obliged for each fiscal year, adjusted at law terms, observed the foreseen dispositions at 5th Article concerning the dividends of preferred shares, the whole fiscal year results destination shall be submitted to the Shareholders Meeting deliberation. § 2nd – The Company may rise financial statements on June 30th of each year, and the Board of Directors may declare dividends based on the same. § 3rd – The Company may elaborate financial statements and distribute dividends in shorter periods, since the total of paid dividends on each semester of fiscal year do not exceed the amount of the capital reserve which treats the §1st of the article 182 of the Law 6,404, from December 15th, of 1976. § 4th – The Board of Directors may declare intermediary dividends, to the accumulated profit account or profits reserves existing at the last annual or semi-annual balance. § 5th – The Company, by means of Board of Directors deliberation, may credit or pay remunerative interest over own capital to the shareholders, observing, for this purpose, the applicable legislation. The amount paid or credited by the Company in the quality of interests over own capital may be imputed, in terms of applicable legislation, by the obligatory dividends values, including the preferred shares dividends. Article 38 – The action to plead the dividends prescribes in 3 (three) years, in which, not claimed opportunely, will be reverted in benefit of the Company. CHAPTER XI – From General Disposition - Article 39 – The participation on profits or results, disentailed from remuneration, may be paid to the employees, after manifestation of the Ordinary Shareholders Meeting, in consonance with the pertinent legislation"; Next, the Chairman informed that the Agenda would be deliberated as follows: Item 1.2. Settling a three years-term service agreement with Tractebel S.A. of an annual amount up to

Tractebel Energia

EUR 1,500,000.00 (one million and five hundred thousand Euro) – Put the matter in vote, it was approved by unanimity and contracted, for the period of 36 (third six) months, conditioned, although, to the revalidation, by minority shareholders, for each period of twelve months, at a Meeting to be convoked for this purpose, and whose approval stays conditioned to the Agência Nacional de Energia Elétrica – ANEEL approval. In terms of the CND Resolution no. 07/98, the controller shareholder TRACTEBEL SUL LTDA. resigned to vote the concerned matter. Put the words on disposal, the shareholders IP PART. FUNDO DE INVEST. EM AÇÕES, IP SELEÇÃO I EXCLUSIVO FIA, HATTERAS LLC and FUNDO IP PARTICIPAÇÕES INSTITUCIONAL MIA CL requested the transcription of the following vote declaration: *"in favor of an adequate transparency to the capital market, we recommend to the Tractebel Energia S.A. Administration to include an explicative note to the quarterly Accounting Statement (ITR) and annual (DFP) comprising detailed information concerning the rendering of services and of payment under the concerned contract regime"*, which were followed by other minority shareholders. Without any other manifestation, the Chairman closed the Extraordinary Shareholders Meeting. Following the works, the Chairman put into discussion the first item from the Agenda of the ORDINARY SHAREHOLDERS MEETING: Item 2.1. Take the accounts from the managers, exam, discuss and vote the financial statement related to the fiscal year ended on December 31st 2001 - like the Annual Report, the Financial Statement, the Independent Auditors opinion and the Fiscal Council opinion are already known by the present, it was proposed and approved the reading dispensation of such documents. After the pertinent discussion over the subject, the same was put on vote, being approved by majority, abstaining to vote the BNDESPAR shareholder. The Chairman, raising an order matter, proposed, and it was accepted by the present shareholders, the Agenda inversion, deliberating, firstly, the item 2.3 and, following, the other Agenda items not deliberated yet. On following, the Chairman informed that the item 2.3 from the Agenda would be passed: Item 2.3. Deliberate over capital budget for retaining profits – It was proposed the capital budget which considers the Investment Programs for the 2002 year, in an amount of R$ 511,902,000.00 (five hundred and eleven million, nine hundred and two thousand reais), being R$ 249,983,000.00 (two hundred and forty nine million, nine hundred and eighty three thousand reais) with third-parties resources and R$ 261,919,000.00 (two hundred and sixty one million, nine hundred and nineteen thousand reais) with own resources resulting from profit retention, and for the 2003 year, in an amount of R$ 754,741,000.00 (seven hundred and fifty four million, seven hundred and forty one thousand reais), being R$ 451,780,000.00 (four hundred and fifty one million, seven hundred and eighty thousand reais) with third part resources and R$ 302,961,000.00 (three hundred and two million, nine hundred and sixty one thousand reais) with own resources resulting partially from profit retention. Put the matter in vote, the same was approved by the majority, abstaining to vote the BNDESPAR shareholder. On following, the Chairman informed that the item 2.2 from the Agenda would be passed: Item 2.2. Deliberate over the Yearly Net Profit destination and the dividends distribution – the Yearly Net Profit, in an amount of R$ 582,273,507.02 (five hundred and eighty two million, two hundred and seventy three thousand, five hundred and seven reais and two cents), have the following destination: a) R$ 29,113,675.35 (twenty nine million, one hundred and thirteen thousand, six hundred and seventy five reais and thirty five cents) for legal reserve constitution (193 article from Law no. 6,404/76); b) R$ 176,300,000.00 (one hundred and seventy six million and three hundred thousand reais) for dividends distribution (201 article from Law no. 6,404/76); c) the remaining balance, after the absortion of Anterior Year Adjust performed on accumulated profit account and after computing the reversion of the profit reserve occurred on 2001 year, it is destined for constituting the profit retention reserve, in an amount of R$ 342,094,636.53 (three hundred and forty two million, ninety four thousand, six hundred and thirty six reais and fifty three cents), based on capital budget approved in the previous item, according to what permits the 196 article from Law no. 6,404/76. The dividends have the following composition, as per announcement to the shareholders published on April 1st 2002: (i) R$ 80,000,000.00 (eighty million reais) referring to the interest over own capital credited on 31.12.2001, according to the 9th article from the Law

no. 9,249/95 and CVM Deliberation no. 207/96, already paid on 17.04.2002 by competent deliberation of Board of Directors, which net value of income tax was input to the obligatory dividends; (ii) R$ 52;837,732.54 (fifty two million, eighty hundred and thirty seven thousand, seven hundred and thirty two reais and fifty four cents) referring to the intercalary dividends already paid in 17.04.2002 by competent deliberation of Board of Directors; (iii) R$ 26,830,134.20 (twenty six million, eighty hundred and thirty thousand, one hundred and thirty four reais and twenty cents) referring to the intermediary dividends already paid on 17.04.2002 by competent deliberation of Board of Directors; (iv) R$ 16,632,133.26 (sixteen million, six hundred and thirty two thousand, one hundred and thirty three reais and twenty six cents) referring to the remaining balance from proposed dividends, corresponding to R$ 0,0325492745 per lot of one thousand A class preferred shares, R$ 0.0254795886 per lot of one thousand B class preferred shares and R$ 0.0254795886 per lot of one thousand ordinary shares, that will be paid based on shareholders position of this date. Put the matter on vote, it was approved by the majority, abstaining to vote the BNDESPAR shareholder, staying ratified the payments mentioned on items (i), (ii) e (iii). On following, the Chairman informed that the item 2.4 from the Agenda would be passed: Item 2.4. Deliberate over the employees participation on profits or results related to the 2001 year – It was proposed the amount of R$ 5,780,000.00 (five million and seven hundred and eighty thousand reais), already known on financial statements, for payments on dates to be set by the Executive Directory, under the criteria defined at the Company's Remuneration System and Labor Collective Agreement. Put the matter on vote, the same was approved by majority, abstaining to vote the BNDESPAR shareholder. On following, the Chairman informed that the following item from the Agenda would be passed: Item 2.5. Deliberate about the managers' global remuneration for the 2002 period – Proposed the amount of R$ 6,000,000.00 (six million reais) as global amount of yearly remuneration of Managers elected by the General Shareholders Meeting and by the Board of Directors, whose distribution will be made under criteria and amounts to be set by the Board of Directors, belonging, additionally, to the Company, the expenses, when is the case, of INSS, FGTS, Health Insurance, Private Social Welfare, medical aid and residence. Put the matter on vote, it was approved by the majority, abstaining to vote the BNDESPAR shareholders and the shareholders represented by BBA ICATU DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., that consist of the Proceedings Books of the Company's General Shareholders Meetings. Exhausting the Agenda items from the Fifth General Shareholders Meeting, and put the words on disposition, the LAIF II LTDA. shareholder, accompanied by the shareholders BBA ICATU AQUARIUS FIA, PREVID. EXXON SOC. PREVIDENCIÁRIA PRIVADA, IP PAR. FUNDO DE INVEST. EM AÇÕES, IP SELEÇÃO I EXCLUSIVO FIA, IP PART. INSTIT. FUNDO DE INVEST. EM AÇÕES and HATTERAS LLC, requested the installation of the Fiscal Council for the present exercise. After deliberation, it was proceed, by majority, with the abstention of the BNDESPAR shareholder, the installation of the Fiscal Council, with mandate up the General Ordinary Meeting of 2003, being elected as office holder counselors, with the vote of the shareholder LAIF II LTDA.: Carla Carvalho de Carvalho, Brazilian, married, lawyer inscribed at OAB/RJ under the no. 59.760, CPF/MF 863.499.377-91, resident and dwelling in Niterói, state of Rio de Janeiro, with office on Av. Almirante Barroso, 52, sala 1401, City and state of Rio de Janeiro; Hugh Mc Manus, scotchman, married, Accountant, identity no. W221733-3 – Permanent Visa, inscribed at CPF under the no. 004.129.458-00, resident on Rua Rui Barbosa, 702, apto. 901, Bairro Flamengo, City and state of Rio de Janeiro, and commercial address on Rua Hadock Lobo, 337, Bairro Consolação, City and state of São Paulo, and Paulo Reiniger de Azevedo Moura, Brazilian, civil engineer, identity 6085881461, inscribed at CPF/MF under the nº 001.235.790-15, resident on Rua Apolinário Porto Alegre, 274, in City of Porto Alegre, state of Rio Grande do Sul, representing the preferential, and as respective substitutes: Carlos Leal Villa, Brazilian, married, civil engineer, with commercial address on Rua Maria Borba, no. 15, 8º andar, Bairro Consolação, CEP 01421-040, City and state of São Paulo; Newton de Lima Azevedo Júnior, Brazilian, married, engineer, carrier of the identity no. 3.993.530-SSP/SP, inscribed at CPF/MF under the no.

Tractebel Energia

610.185.388-87, resident and dwelling in the City and state of São Paulo, with office on Av. 9 de julho, 4865, 8° andar, Centro, and Sérgio Zendron, Brazilian, married, engineer, identity no. 3/R 116973-SSI/SC, inscribed at CPF under no. 057.953.979-20, resident on Av. Borges de Medeiros, 3265, apto. 501, City and state of Rio de Janeiro, representing the preferential shareholders. It was proposed and approved, with the abstention of the BNDESPAR shareholder, the settling of the annual remuneration of the fiscal counselors in ten per cent (10%) from the mean annual remuneration of each Director, not computing benefits, representation allowance and profit participation. As nobody wanted to use the words, the Chairman thanked everyone's presence and concluded the work of the present General Shareholder Meeting, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the Company, and by me, Secretary, extracting from it the necessary copies, destined to legal ends. Florianópolis, April 29th 2002.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary

Shareholders:

TRACTEBEL SUL LTDA.	LAIF II LTDA
BNDESPAR	FMIA CL BBA GEMINI
BBA ICATU TAURUS FIA	BBA ICATU IBX PRIVATE FIA
BBA ICATU IBOVESPA PRIVATE FIA	BBA ICATU IBX INSTITUCIONAL FIA
BBA ICATU INVESTPREV FIA	BBA ICATU IBOVESPA INSTITUCIONAL FIA
BBA ICATU AQUARIUS FIA	AMAZONAS FUNDO DE INVEST EM AÇÕES
PREV EXXON SOC. PREV PRIV	FUND ASS. E PREV. DA EXT RURAL RGS-FAPERS
ICATU HARTFORD FUNDO DE PENSÃO	BBA ICATU SLABS IBX FIA
BBA ICATU FESC FIA	BBA ICATU FEF FIA

SUEZ

Tractebel Energia

PGBL ICATU HARTFORD COMPOSTO 20 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 20 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 49 B FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 C FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 10 B FIF-EXCLUSIVO

PGBL UBS COMPOSTO I FUNDO DE INVESTIMENTO FINAN.

PGBL ICATU HARTFORD COMPOSTO 10 E FIF-EXCLUSIVO

PGBL ICATU HARTFORD COMPOSTO 20 E FIF

IP PART. FUNDO DE INVEST. EM AÇÕES

IP SELEÇÃO I EXCLUSIVO FIA

HATTERAS LLC

FUNDO IP PART. INSTIT. MIA CL

MARCELO C. MALTA

HUGH